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September 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007
Filed August 8, 2007
File No. 0-58347

Ladies and Gentlemen:

We refer to Larry Spirgel’s letter dated September 13, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2006 and the Form 10-Q for the quarterly period ended June 30, 2007 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Larry Spirgel’s letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Investments in Receivables Portfolios, Net, page 59

1. Refer to the tables on page 62 and explain to us the nature of the items identified as “(b)asis adjustments.” Describe the nature of these adjustments and explain how they are appropriate under SOP 03-03.

Response:

In the normal course of business, when we purchase receivable portfolios, the underlying purchase contract applicable to each portfolio provides us with certain rights to return or put-back to the seller of the portfolio, in a reasonable period of time (typically less than 180 days), any receivables that we are legally unable to pursue. Some examples of the types of accounts that we return to the seller include accounts where the debtor is deceased at the time of sale, where the debt has been discharged or settled prior to sale and where the debtor had filed for bankruptcy at the time of the sale or similar reasons. When we exercise our right to return, the seller is typically obligated to refund our purchase price for the receivables returned. The contract provides similar rights to the seller to recall accounts in certain circumstances, and when they exercise that right, they refund the purchase price for any receivables recalled. These refunds are therefore netted out of our cost basis for our account portfolio purchases, and labeled “Basis Adjustments.” We acknowledge the Staff’s comment and will change the description from “Basis Adjustments” to “Put-Backs and Recalls” in future filings.

Securities and Exchange Commission

September 27, 2007

Convertible Note Hedge Strategy, page 66

2. We note in the fifth paragraph of page 66 that you recorded the net call options and warrants as a reduction in additional paid-in capital within stockholders equity. Explain the terms of these options and warrants and tell us how you applied the guidance of EITF 00-19 and SFAS 150 to them. Identify the counter-party for these instruments. If these instruments were purchased from and sold to the same counter-party, tell us whether the stated cost of the call options and warrants equals fair value.

Response:

These instruments were purchased from and sold to the same counter parties, JPMorgan Chase Bank and Morgan Stanley & Co. At the time of the transaction the stated cost of the call options and warrants equaled the fair value of the instruments. The net call options and warrants were recorded as a reduction in additional paid-in capital within stockholders equity in compliance with EITF-00-19. The term of the options include expiration at the maturity date of the convertible notes, which occurs in September 2010 and the term of the warrants include expiration between July 2010 and November 2010.

In accordance with EITF 00-19, paragraphs 7 and 8, since the counterparties are the same for both the call option and the warrant agreements and require settlement in shares, these agreements are treated as a single instrument and, accordingly, are considered equity instruments.

Form 10-Q for the Quarterly Period Ended March 2, 2007

3. We note that you recorded an expense of $11.7 million for the pay-off of future contingent interest. Please explain to us your basis in GAAP for recognizing immediately as an expense the one-time payment for the rights to future contingent interest. Tell us why you did not treat the payment as the purchase of an asset.

Response:

The $11.7 million expense was for the settlement of a liability/buyout of a contractual obligation. The underlying assets at the time of the settlement/buyout were assets owned by the Company and continue to remain assets of the Company. This one time payment resulted in the culmination of all events related to the contractual obligation and, as a result, there is no future benefit. Therefore, this payment could not have been accounted for as an asset. Additionally, simply to clarify, there was no joint venture ownership by the party to which the payment was made.

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please do not hesitate to call me at (858) 560-2600 x5036.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg,
Chief Financial Officer

cc: BDO Seidman, LLP